As filed with the Securities and Exchange Commission on September 26, 2003
                                                                File No.70-10119
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                               AMENDMENT NO. 3 TO
                              FORM U-1 APPLICATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
          -------------------------------------------------------------

                             Energy East Corporation
                       Energy East Management Corporation
                                 P.O. Box 12904
                              Albany, NY 12212-2904

                   (Name of company filing this statement and
                     address of principal executive offices)


          -------------------------------------------------------------

                             Energy East Corporation

                 (Name of top registered holding company parent)
          -------------------------------------------------------------

                               Kenneth M. Jasinski
              Executive Vice President and Chief Financial Officer
                             Energy East Corporation
                                 P.O. Box 12904
                              Albany, NY 12212-2904

                     (Name and address of agent for service)

         The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:


       Frank Lee, Esq.                    Tia S. Barancik
       Huber Lawrence & Abell             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
       605 Third Avenue                   125 West 55th Street
       New York, New York 10158           New York, NY 10019-5389
       Telephone: (212) 682-6200          Telephone: (212) 424-8455
                                          Facsimile: (212) 424-8500


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         Energy East Corporation, a New York corporation ("Energy East"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") hereby supplements its Application in File No. 70-10119 as follows:

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         Sections 6, 7, 9, 10 and 13(b) of the Act and Rules 87, 88, 90 and 91 are considered applicable to the proposed transactions.

         To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

         Under Rule 87, a subsidiary of a registered holding company may perform services or construction for, or sell goods to, associate companies thereof, if the subsidiary providing the services is principally engaged in the business of an operating electric or gas utility company, or any business or businesses other than that of selling goods to associate companies, that of performing services or construction, that of a holding company or fiscal or financing agency of a holding company, or that of an investment company or investment trust; and which, incidentally to such business, performs such services, or construction, or sells such goods. Rule 87(a)(3).

         Accordingly, a public utility company that is not also a holding company or other entity restricted under the rule may provide services when the utility's principal business is that of a public utility company and its service activities are incidental to its utility business. The utility must comply with the pricing provisions of Rule 90 under the Act in the provision of services to associate companies. In particular, Rule 90 generally requires that services should be provided at not more than cost as determined under Rule 91. Exhibit B-4 hereto describes the services that Energy East's subsidiaries other than EEMC and Shared Services propose to provide to each other.

         Except as heretofore specifically authorized by the Commission in Exhibit B-4, Energy East does not anticipate or expect that its public utility subsidiaries will provide services to Shared Services except on an incidental; i.e., non-recurring, short-term project specific/8 or emergency, basis, in compliance with applicable rules of the Commission, including Rule

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8     For example, Shared Services may from time to time seek to access the expertise of personnel at the different Utility Subsidiaries for discrete one-time projects such as the review of a new product or a new process that Shared Services is considering deploying across the Energy East system, or, at the request of EEMC, Shared Services may seek input from Utility Subsidiary personnel as to the preferred means of centralizing a particular function or service in accordance with policies of the Energy East system. Shared Services, and EEMC in certain situations, would have an appropriate need to evaluate whether such a new product or process would enhance system efficiencies and be beneficial to its Utility Subsidiary customers and to the Energy East system as a whole. To the extent Utility Subsidiary personnel are required to be made available to Shared Services for such a review, Shared Services will issue a work order to such effect and will compensate the Utility Subsidiaries for the use of their personnel as set forth in such work order. Shared Services will describe each such work order and amounts paid pursuant thereto in detail in an addendum to its Form U-13-60 filed with the Commission. Such addendum will include a breakdown of each project undertaken and the amount billed to each company for each project.


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87(a)(3). It is possible, however, that as functions are transferred to Shared
Services some services may be performed for a limited period of time after the effective date of such transfer by utility company personnel until such personnel and their positions are formally transferred to Shared Services./9

         To the extent that Rule 87(a)(3) does not apply, Energy East requests, on behalf of the Utility Subsidiaries, authority for them to provide services to each other and to Shared Services as described in this Application.

         The transactions proposed herein are also subject to Rule 54, which provides that the Commission shall not consider the effect of the capitalization or earnings of any subsidiary of a registered holding company that is an "exempt wholesale generator" ("EWG") or a "foreign utility company" ("FUCO") in determining whether to approve any transaction that is unrelated to the financing of any EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. These standards are met.

         Rule 53(a)(1): As of June 30, 2003, Energy East's "aggregate investment" in EWGs and FUCOs is approximately $20 million, or approximately 1.7% of Energy East's "consolidated retained earnings" at June 30, 2003 (approximately $1.2 billion).

         Rule 53(a)(2): Energy East will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Energy East will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

         Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

         Rule 53(a)(4): Energy East will submit a copy of any Application filed with the Commission and each amendment thereto, and will submit copies of any Rule 24 certificates as well as a copy of Energy East's Annual Report on Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries, in each case as required by Rule 53.

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9     For example, once it has been determined that an additional function is ready to be transferred to Shared Services and the effective date for the transfer to Shared Services has occurred, system personnel will begin to report to Shared Services personnel and perform the particular function on a centralized basis. However, it may not be administratively possible to transfer all employee positions to Shared Services on the same calendar day (particularly if the effective date of such transfer occurs during a payroll period or if physical relocation of employees is required). Therefore, it is anticipated that some personnel will remain employees of a Utility Subsidiary until their transfer to Shared Services can be completed, a process which should be completed within two to four months in each case (including any necessary 60-day notice to the Commission).


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


         In addition, Energy East states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.





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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this Amendment to an Application to be signed on their behalf by the undersigned thereunto duly authorized.

                                           ENERGY EAST CORPORATION

                                                  /s/ Robert E. Rude
                                           By:    ________________________
                                           Name:  Robert E. Rude
                                           Title: Vice President and Controller

Date:  September 26, 2003

                                           ENERGY EAST MANAGEMENT
                                             CORPORATION

                                                  /s/ Robert E. Rude
                                           By:    _________________________
                                           Name:  Robert E. Rude
                                           Title: Vice President and Controller


Date:  September 26, 2003




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